                                                                    Exhibit 99.1



[VIVENDI UNIVERSAL LOGO]

IMPORTANT NOTE TO READERS: THE UNAUDITED RESULTS IN THIS PRESS RELEASE ARE PRESENTED ON A FRENCH GAAP-BASIS FOR CANAL+ AND A U.S. GAAP-BASIS FOR ALL OTHER BUSINESSES. THIS RELEASE IS INTENDED TO BE AN INTERIM REPORT ON THE COMPANY'S PROGRESS IN ACHIEVING ITS FULL-YEAR MEDIA AND COMMUNICATIONS REVENUE AND EBITDA TARGETS. IT DOES NOT INCLUDE THE RESULTS OF THE COMPANY'S ENVIRONMENTAL SERVICES BUSINESSES OR THE LEGACY SEAGRAM SPIRITS AND WINE BUSINESS, WHICH IS IN THE PROCESS OF BEING SOLD. AS PREVIOUSLY INDICATED, VIVENDI UNIVERSAL WILL REPORT UNAUDITED U.S. GAAP FINANCIAL RESULTS ON A QUARTERLY BASIS BEGINNING IN 2002.

                VIVENDI UNIVERSAL ANNOUNCES 24% REVENUE GROWTH TO
                     7.3 BILLION EUROS AND 90% EBITDA GROWTH
                    TO 1.5 BILLION EUROS IN THIRD QUARTER FOR
                        MEDIA & COMMUNICATIONS BUSINESSES

- Strong third quarter results with revenues up 24% to 7.3 billion euros and EBITDA (earnings before interest, taxes, depreciation and amortization) up 90% to 1.5 billion euros, versus 2000 comparable results of Vivendi Universal, including Seagram and Canal+.

- Organic revenue growth, which excludes the impact of 2001 acquisitions and disposals, was 8% in the third quarter and 10%(1) year-to-date, in line with 2001 growth target(2).

- EBITDA organic growth is very strong, reaching 36% in the third quarter and 52% year-to-date. It represents the achievement in nine months of close to 100% of the full year 2001 incremental EBITDA growth target(2).

- On a pro forma(3) basis, third quarter revenue growth was 8%, and EBITDA growth was 30%. Year-to-date revenues increased 9%, and EBITDA increased 46%.

- Company reaffirms confidence in achieving its growth targets: 10%(1) revenue growth and 35% organic EBITDA growth in 2001

PARIS, OCTOBER 30, 2001

                             CEO OVERVIEW OF RESULTS

"Our third quarter results for the media and communications businesses, with 24% revenue and 90% EBITDA growth, including organic growth of 8% and 36% respectively, are obviously strong despite the tough environment," said Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal. "They reflect both our higher potential for growth and greater resiliency to recessionary environments compared to many of our peers."

------------------

(1)  Excluding USG Filmed Entertainment.

(2) Incremental revenues of 10% or approximately 2 billion euros (excluding Universal Studios Group Filmed Entertainment) and incremental EBITDA of 35% or approximately 1.1 billion euros over the pro forma 2000 guidance provided in October 2000 on a constant asset basis.

(3) Pro forma results illustrate the effect of the merger between Vivendi, Seagram and Canal+, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the deconsolidation of France Loisirs as if they had occurred at the beginning of the periods presented.

"Indeed, Vivendi Universal's media and communications businesses have achieved higher growth rates and have a greater potential for growth than most of our peers for two major reasons:

     - Our strong creative and market leadership positions allow us to increase or maintain our market share in all of our content businesses, including music, movies, education and games.

     - Our distribution activities position us on the forefront of the interactive technologies of the future - digital TV, mobile, and Internet. These activities are still significantly below their maximum penetration rates and provide a huge potential for significant double-digit growth of our subscriber base in the coming years.

"Additionally, Vivendi Universal's media and communications businesses are presently less vulnerable to recessionary environments than many of our peers because of our strong defensive qualities, including:

     - Our truly global presence: 60% of our revenues are generated in Europe, 30% in North America and 10% in the rest of the world (52%, 40% and 8%, respectively, including USA Networks);

     - Over 44% of our revenues are generated from subscriptions, which have the highest resiliency to a recession. This is a higher stake than any of our peers.

     - A very small proportion of our revenues are generated from advertising and theme parks, activities that are the most vulnerable to an economic downturn. Advertising generates approximately 1% of our revenues (after adjusting for recent acquisitions and divestitures), and theme parks generate less than 3% of our revenues. This is a lower stake than any of our peers.

"Having the highest resiliency and lowest sensitivity to a recessionary environment explains our ability to outperform most of our peers.

"Even so, Vivendi Universal's media and communications businesses are not immune to the effects to a recession. But, in challenging and uncertain environments, which can negatively impact businesses in all industries, Vivendi Universal offers within the media and communications industry both the highest potential for growth going forward and the best ability to resist a difficult economic environment.

"An early look at the fourth quarter indicates that we are on track to meet our targets. I continue to express my confidence in achieving 10%(1) revenue growth and 35% EBITDA growth in 2001 at a constant asset base. This, combined with some expansions in the company's asset base (i.e. Maroc Telecom and Houghton Mifflin), should result in full-year Media and Communications EBITDA slightly above 5 billion euros.

"Prior to the tragic events of September 11, market consensus for 2002 EBITDA was not far from 6 billion euros. Despite the events, and in light of the trends of our businesses and our defensive qualities, we are currently very comfortable with this expectation," concluded Mr. Messier.

------------------
(1) Excluding USG Filmed Entertainment

                                VIVENDI UNIVERSAL
                             MEDIA & COMMUNICATIONS
                         (Millions of euros, unaudited)

                                          Third Quarter Ended                      Nine Months Ended
                                            September 30,                            September 30,
                                         ---------------------          --------------------------------------
                                          2001           2000           2001            2001             2000
                                         Actual      Pro Forma(1)       Actual       Pro Forma(1)    Pro Forma(1)
                                         -----           -----          ------          ------          ------
REVENUE
   Music                                 1,459           1,519           4,445           4,445           4,453
   Publishing                            1,401           1,294           3,012           3,448           3,262
   TV & Film                             2,324           2,121           6,649           6,649           6,213
   Telecoms                              2,073           1,775           5,550           5,888           4,791
   Internet                                 34              33              80             136              87
                                         -----           -----          ------          ------          ------
   MEDIA & COMMUNICATIONS                7,291           6,742          19,736          20,566          18,806
   Holding and Corporate                    --              --              --              --              --
                                         -----           -----          ------          ------          ------
   TOTAL MEDIA & COMMUNICATIONS          7,291           6,742          19,736          20,566          18,806
                                         -----           -----          ------          ------          ------

EBITDA(2)
   Music                                   250             235             702             702             625
   Publishing                              402             350             625             635             570
   TV & Film                               328             190             926             926             482
   Telecoms                                640             488           1,776           1,919           1,275
   Internet                                (67)            (58)           (156)           (157)           (134)
                                         -----           -----          ------          ------          ------
   MEDIA & COMMUNICATIONS                1,553           1,205           3,873           4,025           2,818
   Holding and Corporate                   (67)            (62)           (181)           (181)           (189)
                                         -----           -----          ------          ------          ------
   TOTAL MEDIA & COMMUNICATIONS          1,486           1,143           3,692           3,844           2,629
                                         -----           -----           -----           -----           -----

                            BUSINESS UNIT HIGHLIGHTS

     MUSIC: For the third quarter UMG reported a 6% increase in EBITDA to 250 million euros, reflecting strong performances in North America, France, the U.K., Australia, and Music Publishing and a further improvement in Japan, despite the challenges of a difficult world music market that witnessed a global market decline of 5% in value in the first six months of the year and an estimated 2.7% further decline in value in the third quarter.

     The third quarter was expected to be challenging for Universal Music Group
     (UMG) due to fewer releases in the quarter compared to the third quarter of last year, which included several successful releases including Eminem, among others. Improved margins resulting from increased licensing income, a change in the product mix, a reduction in corporate overheads and the increased contribution from music publishing countered the impact of very poor trading conditions in Latin America. Revenue was 4% below last year, reflecting the severe market decline in Latin America and weak market conditions in several major markets, including Germany. The U.S. market is estimated to have grown slightly in the quarter. UMG year-to-date market share versus the comparable period

(1) Pro forma results illustrate the effect of the merger between Vivendi, Seagram and Canal+, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the deconsolidation of France Loisirs as if they had occurred at the beginning of the periods presented.

(2) Vivendi Universal EBITDA is defined as operating income before depreciation, amortization, restructuring activities and other one-time items.

     last year has increased in France, the U.K., and Australia and essentially remained constant in the U.S. The company estimates that its worldwide market share has increased.

     UMG increased its leadership of Europe's charts during the third quarter of 2001, retaining the #1 position and improving chart share on both albums and singles when compared to the same period last year. The Music & Media pan-European sales chart showed album chart share at 29.9% and singles chart share at 34.9%.

     Year-to-date for the week ended October 21, 2001, UMG retained its market leadership in the U.S. with a current album market share of 28.2%, over 10 percentage points above its closest competitor, according to SoundScan. Universal has held Billboard's #1 chart position for 16 weeks (out of 42 weeks), or 38% of the year. Universal continues to have the best-selling record in the U.S. for the first nine months of the year by Shaggy. In Latin music, one of the fastest growing genres in the U.S., UMG made huge strides forward, moving from the No.5 position to the No.2 position in Latin music distribution and increasing its market share 61% over the third quarter of 2000.

     Major albums in the quarter included new releases by Mary J Blige, Jay Z, Ja Rule, Diana Krall, Alien Ant Farm, Zucchero, Noir Desir, and Elton John. Releases from Nelly Furtado and Shaggy, in addition to the soundtracks of "O Brother Where Art Thou" and "Bridget Jones's Diary," continued to sell strongly around the world.

     In the first nine months of 2001, UMG's solid performance generated double-digit EBITDA growth of 12% on revenues of 4.4 billion euros. Despite the difficult and unpredictable market conditions, UMG continues to focus on strengthening its world-wide leadership position, cost control and pursuing strategic initiatives to deliver music content to consumers on global and multi-platform bases. Over the last few months, these initiatives have included:

     pressplay, the online music service which is a joint venture between Sony Music Entertainment and Universal Music Group, continued to expand its online catalog through licensing agreements with EMI, as well as six independent labels (Madacy, Navarre, OWIE, Razor & Tie, Roadrunner and Rounder). Its catalog also includes titles from Sony Music and Universal Music. These non-exclusive agreements solidify pressplay's standing as the largest subscription-based music catalog for streaming and downloading online. pressplay, which is set to launch this fall, will offer consumers on-demand access to a vast catalog of digital music through an array of affiliates, including MP3.com, MSN and Yahoo!

     UMG continued to license its music catalog in the U.S. with non-exclusive agreements that included: Streamwaves.com, an Internet-based subscription music provider, that will provide users of Streamwaves' on-demand music service; Higher waves, with an expanded catalog of Christian Gospel titles; and LAUGH.com, an Internet-based comedy provider, to provide a selection of comedy sound recordings to be streamed, on-demand.

     Universal Music Group has been undergoing extensive exploration and technical evaluation of a variety of technologies designed to prevent the growing problem of CD copying and duplication. UMG will be implementing copy protection on a number of releases starting in the fourth quarter 2001.

     These initiatives, coupled with a strong fourth quarter release schedule, including Bee Gees (hits compilation), Andrea Bocelli, The Cranberries, DMX, Lighthouse Family, S Club 7, Mylene Farmer,

     Enrique Iglesias, Ludacris, No Doubt and Sting (Live), among others, and in 2002, Eminem and Shania Twain, indicate that UMG is well positioned for the remainder of 2001 and over the long term.

- PUBLISHING: The third quarter has been a period of transformation for Vivendi Universal Publishing (VUP), during which it completed its acquisition of Houghton Mifflin and entered into an exclusivity agreement to sell its business-to-business (B2B) and health divisions to the Cinven investment fund. With these transactions, VUP has refocused its activities in areas where it is a market leader: publishing (including education and literature) and games, both of which are not reliant on advertising revenues. Along with these two divisions, VUP will only retain its consumer press division, which includes the major French brands, Groupe Express, Groupe Expansion and Groupe l'Etudiant.

     In the third quarter, VUP reported a 15% increase in EBITDA and an 8% increase in revenues versus 2000 pro forma results, including the results of Houghton Mifflin, which was consolidated for the first time this quarter. Excluding Houghton Mifflin, EBITDA increased 15%, and revenues increased 4%. The significant improvement in results primarily reflects the very strong performances of the games and publishing divisions.

     EBITDA at the games division more than doubled to 29 million euros, and revenues grew by 7% to 89 million euros. The improved results are primarily due to the reduction of overhead costs, the success of Blizzard Entertainment with the Diablo II expansion pack (to date over 1.4 million copies have been sold worldwide), and the turn-around of Sierra, which after its reorganization successfully launched Arcanum and Throne of Darkness in the quarter.

     Within the publishing division, education had a strong third quarter with revenues and EBITDA, both up 9%. The strong results reflect a highly successful back-to-school program in all major countries and the successful launch of Jumpstart in the U.S. and Adibou3 in France.

     At Houghton Mifflin, third quarter EBITDA increased 15% on revenue growth of 14% versus the comparable period of the prior year. These results, which are better than was expected at the time of the acquisition, reflect growth at the K12 (kindergarten to grade 12) divisions primarily due to the issuance of revised textbook editions and the success of the new high school mathematics program. The college division outperformed the industry with 8% revenue growth, and the trade division also had an exceptional quarter with the launch of the first J.R. Tolkien books. The integration of Houghton Mifflin and development of synergies in production/logistics and corporate restructuring is underway. These synergies are expected to reach at least $75 million at the EBITDA level before the end of 2002.

     Results at the literature division were good with strong and continued growth of Pocket Sales. Results at the consumer press division were down due to the slowdown in advertising but circulation remains strong.

     In the first nine months of 2001, Vivendi Universal Publishing's pro forma EBITDA increased 12%, and revenue growth was 6% versus 2000 pro forma results for the comparable period. Excluding the results of Houghton Mifflin, EBITDA increased 12%, and revenues increased 3%.

     With an outstanding fourth quarter game release schedule including, Empire Earth, Spyro, The Mummy Returns, Crash Bandicoot and Bruce Lee, combined with stronger competitive positions, improved margins due to synergies, restructuring and cost control, the company expects VUP to contribute positively to revenue and EBITDA growth in the fourth quarter of 2001, with strong prospects for the upcoming year.

- TV & FILM: In the third quarter of 2001, EBITDA from the TV & Film business increased 73% to 328 million euros. Revenues increased 10%, to 2.3 billion euros.

     AT UNIVERSAL STUDIOS, revenues increased 9% and EBITDA 136% due to the outstanding runs of Universal's summer films in theaters around the world; home video's success with four titles shipping over one million units in the U.S.; and the ongoing popularity of Universal Studios Japan, which continued to attract unprecedented numbers of visitors throughout the summer.

     During the third quarter, Universal Pictures' and Amblin Entertainment's Jurassic Park III, the third installment of the studio's most successful franchise of all time, became one of the summer's biggest hits and grossed more than $380 million worldwide to date ($350.9 million as of September
     30th). This success was followed by American Pie 2, which made box office history by becoming the studio's fourth consecutive release to open number one at the domestic box office (with more than $40 million) and to pass the $100 million mark at the domestic box office.

     Third quarter results also benefited from the continuing success of second quarter releases such as The Mummy Returns, which has grossed more than $419 million worldwide to date; and The Fast and the Furious, a modestly budgeted action thriller, which has earned more than $192 million worldwide to date. Bridget Jones's Diary, a co-production between Universal Pictures, StudioCanal and Miramax Films, has grossed more than $244 million worldwide to date and, most recently, reached an historic record attendance level on its opening day in French theaters where it is distributed by StudioCanal.

     In the third quarter of 2001, Universal Studios' recreation business reported a 10% increase in revenues and an 11% increase in EBITDA. Although Universal's theme parks in the U.S. have been impacted by the events of September 11 and subsequent actions, its theme parks outside the U.S. are experiencing strong attendance, and the improved results are primarily due to increased management fees earned from our new park-- Universal Studios Japan.

     AT CANAL+ GROUP, third quarter revenues increased 11% to 1.1 billion euros, and EBITDA grew 25% to 121 million euros. Pay-TV revenues increased 14%, and EBITDA grew 32%, primarily due to the continued subscriber growth of the company's Italian service - Telepiu, which generated a 17% increase in revenues and decreased EBITDA losses by 41%, and the company's French digital satellite platform - CanalSatellite, which generated an 18% increase in revenues and a 49% increase in EBITDA. The number of digital subscribers grew by 122,000 in the third quarter to nearly 6 million customers, which represents 25% increase over the third quarter of 2000. The good performance of StudioCanal's theatrical releases this summer also contributed to the growth, as well as the record video rentals in France of Brotherhood of the Wolf.

     Canal+ pursued the restructuring of its European pay-TV activities by concluding an agreement with UPC in Poland in August. The two companies agreed to merge their respective satellite TV platforms Cyfra+ and WizjaTV as well as the Canal+ Polska premium channel. After Italy and the Nordic countries, and the successful implementation of an action plan in the Benelux countries, Canal+ Group met its restructuring objectives for 2001. The reorganization of the French Canal+ channel led to significant improvements in the performance of some programs.

     Canal+ Technologies successfully deployed its systems for the first time in the Middle East with the region's largest digital interactive TV platform (Orbit) and in the U.S. with WINfirst, a fiber-to-the-home full service provider, which launched the first American consumer interactive television service in Sacramento, California.

     ON-DEMAND SERVICES: Universal made important strides in digital distribution by joining with four other major studios in the first-ever movie-on-demand broadband Internet distribution service in the U.S.; and by becoming the first major motion picture studio to formally license video-on-demand rights to iN DEMAND, the leading cable pay-per-view network in the U.S.

     In the first nine months of 2001, TV & Film EBITDA grew 92% to 926 million euros, and revenues increased 7%, or 11% excluding Universal Studios Group Filmed Entertainment. The excellent year-to-date results generated by TV & Film are expected to continue into the fourth quarter and beyond. For example, K-Pax, which was released in the U.S. on October 26, opened in the #1 position with a $17.2 million box office gross in its first weekend, becoming Universal's sixth #1 opening for the year to date. In addition to the other upcoming theatrical releases, Universal Studios will benefit from the carryover affects of recent hit films as they continue to generate revenues from video, DVD and television. For example, in the fourth quarter alone, The Mummy Returns, Dr. Seuss' How The Grinch Stole Christmas and Jurassic Park III, as well as DreamWorks' Shrek, will be released on video and DVD, and are expected to have significant demand. Early results indicate that The Mummy Returns is enjoying spectacular sell-through success, with more than 2 million DVD and more than 2.5 million VHS units sold to date. Canal+ will benefit from the successful launch of a new programming grid in France, a growing digital subscriber base and the continuation of restructuring efforts designed to reduce costs and improve EBITDA margins. Although Universal's recreation business may be challenged in the near-term by changes in the public's travel and spending habits following the recent events, it contributes less than 3% of total media and communications revenues and, thus, is not expected to have a significant negative impact on future results.

- TELECOMS: Telecoms registered an excellent third quarter in 2001, with revenues increasing by 17%, and EBITDA growing by 31% versus pro forma results for the third quarter of 2000. Excluding Maroc Telecom, consolidated for the first time in the second quarter, revenue growth was 18%, and EBITDA increased 38% in the quarter.

     These results once again demonstrate the strength of SFR (Societe Francaise de Radiotelephone), which benefited from the growing penetration of the French mobile market to significantly increase its market share to 36.6% (31.7% at June 30, 2001), while continuing to reduce acquisition costs, and increasing ARPU. SFR has developed a strong competitive advantage over its competitors by increasing its market share and decreasing its costs of acquisition. During the quarter compared to the comparable quarter last year, SFR increased from 29.6% to 35.3% its market share of gross adds (5.7 points of market share) and grew from 27.6% to 36.6% its market share of net adds (9 points of market share). Third quarter acquisition costs were 19% below the comparable quarter of 2000 and 22% and 13%, respectively, below the first and second quarters of the current year.

     ARPU growth accelerated this quarter over the third quarter last year: 3% in post-paid ARPU and up 6% to 7% in pre-paid ARPU. There has also been a significant increase in the use of SMS (Short Message Service). In September, the volume of SMS sent by SFR customers reached 120 million, doubling since the beginning of the year.

     In the third quarter, SFR increased its net additions of customers by 1% compared to the comparable quarter last year, while its two competitors respectively decreased by 25% and 50%. SFR's customer base (including its SRR subsidiary) increased by 527,000 customers in the third quarter to
     11.75 million customers, close to 500,000 customers above the initial budget.

     Operating results for Cegetel, the company's fixed telephony services division, continued to improve in the third quarter 2001, resulting in revenue growth of 78% and a reduction in EBITDA losses. Cegetel had 2.8 million lines (including 41% of pre-selected lines) in operation by September 30, 2001, compared with 2.2 million lines (including 16% of pre-selected lines) at the same period last year. Third quarter total voice volume in millions of minutes increased 42% versus the comparable quarter of the prior year.

     In the first nine months of 2001, Telecoms reported pro forma revenue growth of 23% to 5.9 billion euros and EBITDA growth of 51% to 1.9 billion euros versus pro forma results for the comparable period in 2000. Excluding Maroc Telecom, EBITDA increased 58% on revenue growth of 23% in the same period. The excellent year-to-date results generated by Telecoms' continued focus on its policy of optimizing market share and profitability, reducing acquisition costs, controlling churn and increasing ARPU by offering new services to customers, indicate that Telecoms is well positioned to have a strong fourth quarter and achieve its 2001 earnings targets. Benefits of the strong growth of data through well-established SMS, as well as the beginning of GPRS (General Packet Service Radio) service, in addition to new offers, such as Universal Music Mobile (UMM), which has an expected distribution of kits approaching 200,000 by the end of 2001, should also have a positive impact on the fourth quarter and longer-term results.

     UMTS LICENSE: On October 16, the French government announced that it would modify the cost and payment terms of third generation (3G) UMTS (Universal Mobile Telecommunications System) licenses that it had awarded in July 2001. Under the new terms, the license has been extended to a period of 20 years, from 15 years, and SFR will pay the French government an amount, expected to be 1% to 2% of its 3G revenues when the service commences in 2004, in addition to the 619 million euros already paid. This new arrangement reduces cash expenditures related to the license during 2001 to 2003 by more than 2 billion euros and contributes to a strong improvement in Vivendi Universal cash flow and debt position. Additionally, Cegetel is expected to be fully deleveraged by mid 2003.

     INTERNET: In the third quarter, EBITDA losses were 67 million euros, on revenues of 34 million euros. Revenues in the first nine months of 2001 were 80 million euros, and EBITDA losses were 156 million euros, of which 34 million euros relate to sites Vivendi Universal will divest as part of the anticipated sale of VUP's B2B and health divisions. Through Vivendi Universal Net, Internet-based activities are focused on achieving growth, primarily through selective investments, the strong internal growth of its subsidiaries and the development of applications with multiple sources of revenue.

     MMXI statistics for September in the U.S. reveal a strong performance for Vivendi Universal on the net. Vivendi Universal jumped from being ranked #9 to #7 with 29.4 million unique visitors and over a 29.7 % reach (in September). Among integrated media companies, Vivendi Universal ranked #2 both worldwide and in the U.S. with 31.1 million unique visitors and a 15.6% reach (in August). In Europe, Vivendi Universal had a reach of 12.2% (in August) with over 7.3 million unique visitors.

     Vizzavi is on track with 4.2 million (including Spain) registered customers as of September 21. The service is already available in France, Germany, Greece, Italy, the Netherlands, Portugal and the U.K. as a PC and WAP mobile portal; it extended to Spain in October and is well placed to take advantage of growth expected in wireless services in 2002. In countries where Vizzavi has been launched, like the UK and Italy, Vizzavi has already established a proven track record of increasing SMS messaging and data usage per subscriber. For example, there were more than 1.6 million average daily page views in WAP in Europe, up 150% from June 30, and 550,000 SMS daily alerts.

     The constant search for improved business models has also led Vizzavi to develop paying models such as paid SMS alerts (The Netherlands & UK in November), paid premium services (Germany in November), and ISP subscription offers (France in November). Enhanced product and service development is also well under way, with Unified Messaging, Instant Messaging, Games, Music and Events and Multi-access Chats.

     In August 2001, Vivendi Universal completed its acquisition of MP3.com. MP3.com brings to Vivendi Universal millions of dedicated music fans; a robust distribution platform; technology that strengthens the company's ability to handle subscriptions, direct marketing and data management and technology that applies to all devices and across a broad range of Vivendi Universal businesses.

                               BUSINESS SYNERGIES

     Vivendi Universal continues to aggressively integrate its business units and is on track to achieving its synergy targets.

     COST-SAVINGS SYNERGIES: The main areas where cost reductions have been achieved include functional overheads; logistics; purchasing; IT expenses; real estate; and distribution, production and sales within the TV & Film business.

     INTELLECTUAL PROPERTY RIGHTS: The company has instituted an internal policy through 2002, whereby all Vivendi Universal business units are incentivized to utilize intellectual property resources that are available within the company instead of using third parties. This policy is meant to leverage Vivendi Universal's content across all of the company's businesses. Vivendi Universal's business units have the right of first and last refusal to exploit any intellectual property created by another Vivendi Universal business unit. The royalty rate for this use is fixed without any minimum guarantee.

     REVENUE-GENERATING SYNERGIES: Vivendi Universal is currently working on multiple revenue-generating synergy projects, focused primarily in three main areas: cross-content combination; cross-marketing activities; and optimization of distribution networks.

1. CROSS-CONTENT COMBINATION: Vivendi Universal's business units are leveraging their content and existing franchises to develop new products across the company's businesses. Some examples include:

     - Games: Universal Interactive Studio (UIS) has developed a PC and game boy based on Universal's movie The Mummy Returns. In the next 18 months, UIS is also expected to launch games based on Jurassic Park, The Fast and the Furious, The Scorpion King (prequel to The Mummy Returns), The Thing, and The Hulk. Knowledge Adventure has created educational PC products for children based on Jurassic Park.

     - Universal Studios Group Soundtracks: Universal Studios Group is focused on using Universal Music artists for original motion picture soundtracks. UMG also compiles and distributes motion picture soundtracks of Universal films through UMG affiliated labels. The number of soundtracks has increased significantly since the creation of Vivendi Universal in December 2000.

     - Education: Vivendi Universal Publishing (VUP) will introduce educational products that teach music and singing using UMG brands and artists. In 2002, VUP will launch English learning tools using Universal properties.

     -    Universal Music Mobile: A new mobile brand, "Universal Music Mobile"
          (UMM) was introduced for young users in the French market associating mobile telephony and entertainment services. UMM is a low-cost direct marketing platform for Cegetel and Universal Music Group with access to customer bases, such as Canal+, CANALSATELLITE, L'Express and SFR.

     - Musical Services on Mobile Phone: SFR and UMG have developed musical services (such as downloading ringtones and the personalization of mailboxes) for mobile handsets based on UMG properties.

2. CROSS-MARKETING ACTIVITIES: Vivendi Universal is increasing its cross-marketing activities across its businesses and using media and customer databases. The company utilizes its access and content platforms to promote releases of Universal's music and films. For example, special Internet promotions were developed for Universal's Jurassic Park III, and a special phone animation for Universal's American Pie 2 was developed for SFR mobile phone users.

     The company is committed to leveraging each of the company's content businesses through cross-promotion and the development of new products, such as games, music soundtracks and publishing products based on Vivendi Universal franchises, such as Jurassic Park III and The Mummy Returns. The company is also focused on promoting and distributing its content through its distribution platforms, including mobile phones, TV and Internet.

3. OPTIMIZATION OF DISTRIBUTION NETWORKS: Vivendi Universal is better leveraging its distribution networks to increase revenues and minimize distribution costs through broader distribution of its content. Some examples include:

     -    Video Distribution: StudioCanal will utilize Universal Distribution
          (UPI) for VHS and DVD distribution in countries outside of the U.S.

     - Theatrical Distribution: StudioCanal will likely use Universal International Pictures (UIP) in markets where it does not have operations and will consider using Universal Pictures Distribution for the U.S. market (e.g StudioCanal released Brotherhood of the Wolf in the U.S. in January via Universal Pictures Distribution).

IMPORTANT NOTICE REGARDING FINANCIAL REPORTING

The unaudited results in this press release are presented on a French GAAP-basis for Canal+ and a U.S. GAAP-basis for all other businesses. This release is intended to be an interim report on the company's progress in achieving its full-year media and communications revenue and EBITDA targets. It does not include the results of the company's environmental services businesses or the legacy Seagram spirits and wine business, which is in the process of being sold. To further enhance comparability, revenues and EBITDA by business segments have been presented on a pro forma basis. The pro forma results illustrate the effect of the merger between Vivendi, Seagram and Canal+, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the deconsolidation of France Loisirs as if they had occurred at the beginning of the periods presented. Vivendi Universal EBITDA is defined as operating income before depreciation, amortization, restructuring activities and other one-time items. Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies. The company believes that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2000.

ANALYST CALL ON OPERATING RESULTS:

THE COMPANY'S OPERATING RESULTS ANALYST CONFERENCE CALL CAN BE HEARD LIVE ON THE INTERNET AT 4:30PM (LONDON TIME), 5:30PM (PARIS TIME) AND 11:30 AM (NEW YORK
TIME) ON OCTOBER 30. TO LISTEN TO THE CALL OR TO ACCESS A SLIDE PRESENTATION, VISIT VIVENDI UNIVERSAL'S FINANCIAL WEBSITE:
http://finance.vivendiuniversal.com.

[NOTE: DAYLIGHT SAVINGS TIME ENDS SUNDAY OCT. 28 IN BOTH THE NORTH AMERICA AND EUROPE.]

VIVENDI UNIVERSAL - COMPANY DESCRIPTION

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted though Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights in 63 countries worldwide. The PUBLISHING business is a worldwide content leader in its core markets: publishing, including education and literature, games, and consumer press. It provides content across multiple platforms, including print, multimedia, in the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT is a 63-percent effectively owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

     CONTACTS

     MEDIA RELATIONS:                                   INVESTOR RELATIONS:
     PARIS                                              PARIS
     Antoine Lefort                                     Laurence Daniel
     +33 (1).71.71.1180                                 +33 (1).71.71.1233
     Alain Delrieu                                      NEW YORK
     +33 (1).71.71.1341                                 Eileen McLaughlin
     NEW YORK                                           +(1) 212.572.8961
     Anita Larsen
     +(1) 212.572.1118
     Mia Carbonell
     +(1) 212.572.7556